Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

RECEIVED
2007 JAN -5 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2nd January 2006

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

07020109

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  December 4th, 4th, 4th, 5th, 7th, 8th, 12th, 13th, 15th, 19th, 21st, 21st, 22nd, 22nd, 22nd, 22nd, 29th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Sarah Anderson
Deputy Company Secretary

Encs.

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

TELEPHONE BETTING
Debit 0800 44 40 40
Credit 0800 289 892

INTERNET BETTING
Racing/Sports www.williamhill.co.uk
Mobile Internet wap.willhill.com/
On-line Casino www.williamhillcasino.com
On-line Casino www.williamhillpoker.com

RETAIL BETTING
Over 1500 shops throughout the UK.
Customer Helpline 08705 18 17 15

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 29 December 2006 09:50
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 JAN -5 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Award of Italian Concessions

RNS Number:7658O
William Hill PLC
29 December 2006

29th December 2006

William Hill PLC

Award Of Italian Concessions

Further to its announcement of 20th December 2006, regarding clearance by the European Commission of its proposed joint venture with Codere SA (Codere) relating to the Italian gambling sector, William Hill PLC (William Hill) today announces that the proposed joint venture has been awarded land-based concessions to exploit licences issued as part of the tender process launched in August 2006 by the Italian regulatory authority, Amministrazione Autonoma Monopoli di Stato (AAMS). Remote licences relating to horseracing and sports betting were also applied for and granted (on a non-competitive basis).

The joint venture has been awarded 20 concessions to operate horseracing betting shops, 7 concessions to operate sports betting shops and 28 concessions relating to sports betting points. The latter are for betting points or corners in non-dedicated outlets such as bars, cafes or newsagents, where the betting service is ancillary to the primary business of the operator.

Enquiries:

William Hill
David Harding, Chief Executive Tel: +44 20 8918 3600

Codere S.A.
Lily Artega Tel: +34 91 440 2819

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 December 2006 13:45
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 JAN -5 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Statement re Treasury Shares

RNS Number:5974O
William Hill PLC
22 December 2006

22 December 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 22 December 2006, 1858 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 352,900,174 ordinary shares in issue, in addition 8,731,079 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 December 2006 12:42
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 JAN -5 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:5914O
William Hill PLC
22 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:

A/c 1472368 (145,023); A/c 258227 (136,172); A/c 4239749 (245,295); A/c 4240060 (25,805); A/c 427057 (138,785)

Bank of New York:

(24,414); A/c 210405 (132,506); A/c 221428 (125,642); A/c 367748 (334,153); A/c 392067 (395,910); A/c 768198 (83,896)

Barclays Capital Nominees Limited

(1,303,303); (106,647)

BNP Paribas:

(82,154)

BNY (OCS) Nominees Ltd:

A/c 221476 (74,129)

BOISS NOMINEES LTD

A/c 4224361 (413,016)

BT Globenet Nominees Ltd:

A/c 501577191 (58,235)

Bank of Ireland Nominees Ltd

CREST ID. 11X13 (77,091)

Barclays Global Investors Canada

(27,905)

Barclays Noms Monument R97

(2,470)

Barclays Trust Co R69

(444)

Barclays Trust Co DMC69 (16,000)

Chase Nominees Ltd:

A/c 16376 (176,996); A/c 20947 (7,774,375); A/c 21359 (295,541); A/c 25772 (112,998); A/c 27793 (21,324); A/c 27797 (31,997); A/c 27800 (195,112); A/c 28270 (224,362); A/c 35950 (185,944)

CIBC Mellon Global Securities:

(63,225)

Citibank:

A/c 564005 (167,133); A/c 6010640794 (96,127); A/c 6010782807 (106,310); A/c 601118 (18,634)

Credit Suisse Asset Management

A/c 083587 (32,229)

Deutsche Bank London:

A/c 8002041 (4,035); A/c 8003168 (1,371,036)

Durlacher Nominees Ltd

(182,726)

Gerrard Nominees Limited

A/c 602133 (1,100); A/C 605704 (600); A/c 608459 (575); A/c 631118 (5,500); A/C 642686 (800); 643975 (1,000); A/C 652198 (8,000); A/c 659442 (550)

Greig Middleton Nominees Limited

A/c GM1 (91,845); A/c GM3 523475DN (100,000)

HSBC:

A/c 813168 (213,128); A/c 845315 (14,501);

Investors Bank and Trust Co:

(2,181,804); (7,986,688);

JP Morgan (BGI Custody):

A/c 16256 (37,998); A/c 16267 (9,115); A/c 16331 (181,107); A/c 16338 (21,549); A/c 16341 (557,481); A/c 16342 (48,616); A/c 16344 (110,337); A/c 16345 (183,620); A/c 16400 (2,720,853); A/c 16612 (72,776); A/c 16901 (23,986); A/c 18409 (336,138); A/c 27803 (8,087); A/c 28166 (896,517); A/c 29514 (225,233); A /c 38245 (44,071); A/c 39515 (210,787); A/c 39525 (106,760)

JPM Frankfurt

A/c 39746 (86,790)

JPMorgan Chase Bank:

(5[illegible]3,148); (12,679); (520,174); (550,883)

KAS Associates

A/c 3507261 (119,434)

Master Trust Bank

(3[illegible]0,882)

Mellon Bank:

ABGFZ872482 (643,800); A/C TGGF0003002 (37,527);

Mellon Trust - US Custodian

(157,048)

Mellon Trust of New England:

(82,397);

Midland Bank (HSBC Bank PLC):

A/c 772823 (459,652)

Mitsui Asset

(6,481)

Nordea Bank

A/c 213922 (100,535)

Northern Trust:

A/c CVS21 (244,041); A/c IPE01 (7,836); NER05 (23,502); A/c TNF01 (72,786); A/c TRG01 (60,972); UKE01 (210,569)

Northern Trust Bank - BGI SEPA:

(385,568)

R C Greig Nominees Limited:

(190,850); (549,620); GP1 (72,165); GP1 (36,830); SA1 (57,875); SA1 (16,916); AK1 (196,863); AK1 (26,580); BL1 (53,200) ; BL1 (7,810); CM1 (10,670); CM1 (37,250);

State Street:

A/c 29W8 (35,145) A/c 2RJ2 (35,615); A/c N3B3 (7,701); A/C N3B6 (46,979); A/c N3YL (6,532); A/c N3YZ (13,082); A/c NE5W (11,227); A/c X346 (16,021)

State Street Bank & Trust - WI

(239,149)

State Street Boston:

(333,958);

State Street Trust of Canada

(148,046);

The Northern Trust Company - U

(189,241)

Trust & Custody Services Bank

(311,593)

UBS:

A/c 370607.S1 (10,279)

Zeban Nominees Limited:

(17,333)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

22 December 2006

12. Total holding following this notification

38,785,995

13. Total percentage holding of issued class following this notification

10.97%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH ANDERSON

DEPUTY SECRETARY

TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

SARAH ANDERSON

DEPUTY COMPANY SECRETARY

Date of notification

22 December 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 December 2006 07:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 JAN -5 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CryptoLogic Inc. - Contract with William Hill

RNS Number:5270O
CryptoLogic Inc.
21 December 2006

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic and William Hill finalize 3-year renewal contract, launch Spanish poker site

Contract includes substantially unchanged financial terms, enhanced exclusivity and incentives to increase gaming activity

December 21, 2006 (London, UK) - CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today announced that its wholly-owned subsidiary WagerLogic Limited has executed a final contract with William Hill, one of the best-known names in European betting and gaming. Under the new contract, the companies have renewed their relationship for another three years on financial terms that are materially the same as those in their former agreement, with incentives to increase gaming activity. The companies have also launched a new Spanish language poker site, at www.williamhillpoker.co.uk (or es.williamhillpoker.com).

'We are very excited about the prospect of continuing our partnership with William Hill- an icon in the UK betting market and one of CryptoLogic's most important relationships,' said Lewis Rose, CryptoLogic's President and CEO.
'While much of the online gaming world has only recently started paying attention to the UK and continental Europe, we have been focusing our attention on these markets for the past five years. Our relationship with William Hill exemplifies our strength in the region and the success of our strategy.'

The contract will provide enhanced rights of exclusivity to CryptoLogic as software provider of choice for William Hill's key online casino and poker businesses. While the financial terms remain unchanged based on historical activity levels, William Hill will be rewarded with lower marginal rates for increases in gaming activity. Such increases are expected based on new development and business initiatives planned by the companies.

'Based on our seven-year history with CryptoLogic and the exciting initiatives already underway, like Spanish Poker, I am confident that we will grow our business significantly,' said Peter Nolan, William Hill's Group Director, Remote Channels.
'CryptoLogic powers one of the largest poker networks in the world, with particularly strong liquidity in European markets. Their award-winning Internet casino software-both download and non-download versions-creates an engaging entertainment experience that draws new players to our sites and keeps current players coming back.'

The regulations under the UK Gambling Act are scheduled for completion on September 1, 2007, and are expected to have implications for the businesses of both companies. Under

the agreement, the companies have committed to work together to achieve a mutually beneficial result in the new environment. If such a result can't be reached, both parties have a right to terminate the contract or portions thereof.

The Spanish language poker site adds to the Greek site that CryptoLogic previously developed for William Hill.

Rose added, 'Spain is one of Europe's biggest poker markets and the country is embracing Internet gaming. Europe is an increasingly competitive market, so we'll continue to give our licensees an edge and distinguish CryptoLogic as the software provider of choice through more language-specific offerings like Spanish poker.'

CryptoLogic-developed games are featured at William Hill's gaming sites, including www.williamhillcasino.com, and www.williamhillpoker.com. Recently, CryptoLogic also announced new contracts with Betsafe and DTDPoker, both European poker rooms with strong potential.

'With a new poker customer launched this month, other poker and casino customers that will debut early next year and ongoing business that is secure in long-term agreements, we are excited about the future,' said A.J. Slivinski, WagerLogic's Managing Director.

About William Hill

Founded in 1934, William Hill is one of the best-known names in the UK betting industry. It is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering Amusement with Prizes machines and Fixed Odds Betting Terminals in licensed betting offices and operating online casino and poker sites, and greyhound stadia. It is a market leader in all major betting channels in the UK with an established international presence through its online businesses.

About CryptoLogic(R) (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software.
CryptoLogic's leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company's gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(R), visit www.wagerlogic.com.

CryptoLogic's common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

£££

For more information, please contact:
CryptoLogic, (416) 545-1455

Rick Wadsworth, Director of Communications

Argyle Rowland Communications,
(416) 968-7311
(North American media)
Karen Passmore, ext. 228/
kpassmore@argylerowland.com
Dan Tisch, ext.223/
dtisch@argylerowland.com

Corfin Communications
(UK media only)

Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli,+44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995: Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This information is provided by RNS
The company news service from the London Stock Exchange

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Stock Exchange Announcement

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William Hill PLC - Transaction in Own Shares

RNS Number:50850
William Hill PLC
22 December 2006

22nd December 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21st December 2006 it purchased 160,000 of its ordinary shares of 10 pence each at an average price of 613.20 pence per share. The highest price and lowest price paid for these shares were 616.00 pence and 610.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 160,000 ordinary shares at prices between 610.50 and 616.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 352,898,316 ordinary shares (excluding treasury shares) in issue and will hold 8,732,937 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:
Simon Lane, Group Finance Director Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

RECEIVED
2007 JAN -5 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:38060
William Hill PLC
21 December 2006

21st December 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 20th December 2006 it purchased 160,000 of its ordinary shares of 10 pence each at an average price of 616.74 pence per share. The highest price and lowest price paid for these shares were 618.00 pence and 615.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 160,000 ordinary shares at prices between 615.00 and 618.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,058,316 ordinary shares (excluding treasury shares) in issue and will hold 8,732,937 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 December 2006 02:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - EU Commission Clearance

RNS Number:3526O
William Hill PLC
20 December 2006

William Hill PLC

EU Commission Clearance

William Hill PLC (William Hill) is pleased to announce that the European Commission has cleared its proposed joint venture with Codere SA (Codere) relating to the Italian gambling sector. It is intended that this joint venture will be established to exploit licences issued as part of the tender process launched in August 2006 by the Italian regulatory authority, Amministrazione Autonoma Monopoli di Stato (AAMS), where the final outcome of the tender process is awaited.

Enquiries:

David Harding, Chief Executive Tel: 020 8918 3910

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2007 JAN -5 A 9:58
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Stock Exchange Announcement

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William Hill PLC - Transaction in Own Shares

RNS Number:1641O
William Hill PLC
19 December 2006

19th December 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 18th December 2006 it purchased 160,000 of its ordinary shares of 10 pence each at an average price of 608.25 pence per share. The highest price and lowest price paid for these shares were 612.50 pence and 603.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 160,000 ordinary shares at prices between 603.00 and 612.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,218,316 ordinary shares (excluding treasury shares) in issue and will hold 8,732,937 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time,

subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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William Hill PLC - Transaction in Own Shares

RNS Number:9523N
William Hill PLC
15 December 2006

15th December 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 14th December 2006 it purchased 160,000 of its ordinary shares of 10 pence each at an average price of 611.03 pence per share. The highest price and lowest price paid for these shares were 615.00 pence and 605.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 160,000 ordinary shares at prices between 605.50 and 615.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,378,316 ordinary shares (excluding treasury shares) in issue and will hold 8,732,937 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time,

subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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Stock Exchange Announcement

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William Hill PLC - Transaction in Own Shares

RNS Number:7575N
William Hill PLC
13 December 2006

13th December 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12th December 2006 it purchased 163,000 of its ordinary shares of 10 pence each at an average price of 609.80 pence per share. The highest price and lowest price paid for these shares were 612.00 pence and 607.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 163,000 ordinary shares at prices between 607.00 and 612.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,538,316 ordinary shares (excluding treasury shares) in issue and will hold 8,732,937 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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William Hill PLC - Transaction in Own Shares

RNS Number:6640N
William Hill PLC
12 December 2006

12th December 2006

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11th December 2006 it purchased 160,000 of its ordinary shares of 10 pence each at an average price of 616.00 pence per share. The highest price and lowest price paid for these shares were 618.50 pence and 611.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 160,000 ordinary shares at prices between 611.50 and 618.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,701,316 ordinary shares (excluding treasury shares) in issue and will hold 8,732,937 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 December 2006 17:47
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 JAN -5 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Statement re Treasury Shares

RNS Number:5741N
William Hill PLC
08 December 2006

8 December 2006

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 8 December 2006, 3,084 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

1584 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 353,861,316 ordinary shares in issue, in addition 8,732,937 ordinary shares are held in treasury.

Enquiries:

Helen Grantham — Company Secretary and General Counsel
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 December 2006 14:52
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 JAN -5 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Director/PDMR Shareholding

RNS Number:4690N
William Hill PLC
07 December 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

William Hill PLC

2. Name of director

Simon Lane

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Own name

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share purchase

7. Number of shares / amount of stock acquired

1,500

8. Percentage of issued class

0.00042%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10p each

12. Price per share

620p

13. Date of transaction

7 December 2006

14. Date company informed

7 December 2006

15. Total holding following this notification

1,500

16. Total percentage holding of issued class following this notification

0.00042%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Helen Grantham (tel. 020 8918 3769)

25. Name and signature of authorised company official responsible for making this notification

Sarah Anderson, Deputy Company Secretary

Date of Notification

7 December 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:2218N
William Hill PLC
05 December 2006

5th December 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 4th December 2006 it purchased 158,000 of its ordinary shares of 10 pence each at an average price of 630.90 pence per share. The highest price and lowest price paid for these shares were 636.50 pence and 627.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 158,000 ordinary shares at prices between 627.50 and 636.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,856,648 ordinary shares (excluding treasury shares) in issue and will hold 8,737,605 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUSRBRNNRURAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 04 December 2006 17:24
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 JAN -5 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:2092N
William Hill PLC
04 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L, Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d

82 Devonshire Street

Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
116,000	FPM	JP MORGAN, BOURNEMOUTH
775,800	FPM	NORTHERN TRUST LONDON
334,400	FPM	MELLON BANK
147,600	FPM	JP MORGAN BOURNEMOUTH
140,500	FPM	BANK OF NEW YORK BRUSSELS
2,353,482	FMRCO	BROWN BROTHERS HARRIMAN AND CO
10,711,913	FISL	JP MORGAN BOURNEMOUTH
1,175,104	FIL	JP MORGAN BOURNEMOUTH
1,266,000	FII	JP MORGAN, BOURNEMOUTH
610,100	FII	BANK OF NEW YORK EUROPE LDN
17,630,899		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

(79,600)

6. Percentage of issued class

Not stated

7. Number of shares

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not stated

11. Date company informed

4 December 2006

12. Total holding following this notification

17,630,899

13. Total percentage holding of issued class following this notification

4.98%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

4 December 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

+

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 04 December 2006 12:29
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 JAN -5 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Holding(s) in Company

RNS Number:1761N
William Hill PLC
04 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

WILLIAM HILL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland:

A/c 1472368 (145,023); A/c 258227 (150,022); A/c 4239749 (249,362); A/c 4240060 (25,805); A/c 427057 (209,205); A/c 428900 (77,091)

Bank of New York:

(26,461); A/c 210405 (134,495); A/c 221428 (127,186); A/c 367748 (337,278); A/c 392067 (399,209); A/c 768198 (83,896)

Barclays Capital Nominees Limited

(1,791,116); (106,647)

BNP Paribas:

(85,300)

BNY (OCS) Nominees Ltd:

A/c 221476 (97,055)

BOISS NOMINEES LTD

A/c 4224361 (375,038)

BT Globenet Nominees Ltd:

A/c 501577191 (58,235)

Barclays Global Investors Canada

(27,905)

Barclays Trust Co R69

(444)

Barclays Trust Co DMC69 (16,000)

Chase Nominees Ltd:

A/c 16376 (183,427); A/c 16669 (50,354); A/c 20947 (7,838,669); A/c 21359 (299,164); A/c 25772 (112,998); A/c 27793 (21,324); A/c 27797 (31,997); A/c 27800 (247,987); A/c 28270 (333,045); A/c 35950 (185,944)

CIBC Mellon Global Securities:

(63,225)

Citibank:

A/c 564005 (167,133); A/c 6010640794 (96,127); A/c 6010782807 (119,700); A/c 601118 (18,634)

Credit Suisse Asset Management

A/c 083587 (32,229)

Deutsche Bank London:

A/c 8002041 (4,035); A/c 8003168 (1,079,838)

Durlacher Nominees Ltd

(160,912)

Gerrard Nominees Limited

A/c 602133 (1,100); A/C 605704 (600); A/c 608459 (575); A/c 631118 (5,500); A/C 642686 (800); 643975 (1,000); A/C 652198 (8,000); A/c 659442 (550)

Greig Middleton Nominees Limited

A/c GM1 (90,240); A/c GM3 523475DN (100,000)

HSEC:

A/c 813168 (216,590); A/c 845315 (14,501);

Investors Bank and Trust Co:

(2,115,232); (8,047,524);

JP Morgan (BGI Custody):

A/c 16256 (37,998); A/c 16267 (9,526); A/c 16268 (54,326); A/c 16331 (260,876); A/c 16338 (21,549); A/c 16341 (703,248); A/c 16342 (48,616); A/c 16344 (167,224); A/c 16345 (281,572); A/c 16400 (2,751,896); A/c 16612 (84,414); A/c 16901 (23,986); A/c 18409 (336,138); A/c 27803 (8,896); A/c 28166 (896,517); A /c 29514 (229,208); A/c 38245 (44,071); A/c 39515 (210,787); A/c 39525 (106,760)

JPM Frankfurt

A/c 39746 (86,790)

JPMorgan Chase Bank:

(575,063); (12,679); (526,352); (552,292)

KAS Associates

A/c 3507261 (119,434)

Mellon Bank:

ABGFZ872482 (649,315); A/C TGGF0003002 (37,527);

Mellon Trust - US Custodian

(159,644)

Mellon Trust of New England:

(82,397);

Midland Bank (HSBC Bank PLC):

A/c 772823 (455,851)

Master Trust Bank

(310,882)

Mitsui Asset

(6,481)

Nordea Bank

A/c 213922 (106,038)

Northern Trust:

A/c CVS21 (246,675); A/c IPE01 (7,836); NER05 (23,502); A/c TNF01 (83,746); A/c TRG01 (65,666); UKE01 (192,598)

Northern Trust Bank - BGI SEPA:

(391,138)

R C Greig Nominees Limited:

(183,275); (523,325); GP1 (72,390); GP1 (34,160); SA1 (57,250); SA1 (13,271); AK1 (194,563); AK1 (24,715); BL1 (53,025) ; BL1 (5,635); CM1 (8,870); CM1 (37,250);

State Street:

A/c 29W8 (35,145) A/c 2RJ2 (35,615); A/c N3B3 (8,259); A/C N3B6 (84,331); A/c N3YL (7,503); A/c N3YZ (13,082); A/c NE5W (11,227); A/c X346 (16,021)

State Street Bank & Trust - WI

(244,826)

State Street Boston:

(335,910);

State Street Trust of Canada

(149,901);

The Northern Trust Company - U

(105,303)

Trust & Custody Services Bank

(345,069)

UBS:

A/c 370607.S1 (12,974)

Zeban Nominees Limited:

(17,333)

5. Number of shares / amount of stock acquired

NOT ADVISED

6. Percentage of issued class

NOT ADVISED

7. Number of shares / amount of stock disposed

NOT ADVISED

8. Percentage of issued class

NOT ADVISED

9. Class of security

ORDINARY 10p SHARES

10. Date of transaction

NOT ADVISED

11. Date company informed

4 December 2006

12. Total holding following this notification

39,772,880

13. Total percentage holding of issued class following this notification

11.23%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH ANDERSON

DEPUTY SECRETARY

TEL: 020 8918 3749

16. Name and signature of authorised company official responsible for making this notification

SARAH ANDERSON

DEPUTY COMPANY SECRETARY

Date of notification

4 December 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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http://www.williamhillplc.co.uk

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:1260N
William Hill PLC
04 December 2006

4th December 2006

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 1st December 2006 it purchased 158,000 of its ordinary shares of 10 pence each at an average price of 631.80 pence per share. The highest price and lowest price paid for these shares were 635.00 pence and 626.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 158,000 ordinary shares at prices between 626.50 and 635.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 354,014,648 ordinary shares (excluding treasury shares) in issue and will hold 8,737,605 shares in treasury.

At its Annual General Meeting held on 18 May 2006, William Hill PLC was authorised by its shareholders to purchase up to 37,509,606 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).